EXHIBIT 7.03

COMMITMENT LETTER

April 2, 2014

RAINBOW EDUCATION HOLDING LIMITED (“Parent”)

190 Elgin Avenue, George Town

Grand Cayman KY1-9001

Cayman Islands

Attention: Ms Samantha Jennifer Cooper

Re:	Equity Commitment Letter

Ladies and Gentlemen:

This letter sets forth the commitment of the undersigned (the “Sponsor”), subject to (i) the terms and conditions contained in an agreement and plan of merger (the “Merger Agreement”) to be entered into by and among Parent, Rainbow Education Merger Sub Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), and Noah Education Holdings Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), pursuant to which, upon the terms and subject to the conditions set forth therein, Merger Sub will be merged with and into the Company (the “Merger”), and (ii) the terms and conditions contained herein. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Merger Agreement.

1. Commitment. The Sponsor hereby commits, subject to the terms and conditions set forth herein, to subscribe, or cause to be subscribed, directly or indirectly through one or more Affiliates, for newly issued preferred shares of Parent and to pay, or cause to be paid, to Parent in immediately available funds at or prior to the Effective Time an aggregate cash purchase price in immediately available funds equal to $34,000,000 (the “Commitment”), which shall be applied by Parent to (i) fund the Exchange Fund and any other amounts required to be paid by Parent pursuant to the Merger Agreement and (ii) pay related fees and expenses pursuant to the Merger Agreement. Notwithstanding anything to the contrary contained herein, the Sponsor shall not, under any circumstances, be obligated to contribute more than the Commitment to Parent. In the event Parent does not require the full amount of the Commitment in order to consummate the Merger, the amount to be funded under this letter shall, unless otherwise agreed in writing by the Sponsor, be reduced by Parent to the level sufficient to fully fund the Exchange Fund and pay related fees and expenses pursuant to the Merger Agreement.

2. Conditions to Funding. The Commitment, including the obligation of the Sponsor to fund the Commitment, shall be subject to (i) the satisfaction, or waiver by Parent, of each of the conditions to Parent’s and Merger Sub’s obligations to effect the Merger set forth in Sections 7.01 and 7.02 of the Merger Agreement (other than those conditions that by their nature are to be satisfied at the Closing) and (ii) the substantially contemporaneous consummation of the Closing.

3. Termination. This Equity Commitment Letter and the obligation of the Sponsor to fund its Commitment hereunder will terminate automatically and immediately to the extent described below upon the earlier to occur of (i) the Effective Time; provided that the Sponsor shall at or prior to the Effective Time have fully funded and paid to Parent the Commitment, and (ii) the termination of the Merger Agreement in accordance with its terms. Upon termination of this letter, the Sponsor shall not have any further obligations or liabilities hereunder.

4. No Modification. Neither this letter nor any provision hereof may be amended, modified, supplemented or waived except by an agreement in writing signed by each of the parties hereto and the Company.

5. Confidentiality. This letter shall be treated as confidential and is being provided to Parent solely in connection with the Merger. Unless required by applicable Laws, regulations or rules of NYSE or in connection with any SEC filings relating to the Merger, this letter may not be used, circulated, quoted or otherwise referred to in any document, except with the Sponsor’s written consent. Notwithstanding the foregoing, a copy of this letter may be provided to the Company if the Company agrees to treat the letter as confidential.

6. Third Party Beneficiaries. This letter shall inure to the benefit of and be binding upon Parent and the Sponsor. Nothing in this letter, express or implied, is intended to, nor does it, confer upon any person (other than Parent and the Sponsor) any rights or remedies under, or by reason of, or any rights (i) to enforce the Commitment or any provisions of this letter or (ii) to confer upon any person any rights or remedies against any person other than the Sponsor under or by reason of this letter, provided, however, that the Company is an express third-party beneficiary of this letter, to the extent, and only to the extent, of the right of the Company under the Sections 1, 3, 4, 6 and 13. Without limiting the foregoing, this letter may only be enforced by Parent or the Company subject to the conditions specified in Section 9.07 of the Merger Agreement. In no event shall any of Parent’s or the Company’s creditors or any other person have any right to enforce this letter.

7. Governing Law; Dispute Resolution; Jurisdiction. This letter shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof. All Actions arising under the laws of the State of New York out of or relating to this letter shall be heard and determined exclusively in any New York federal court sitting in the Borough of Manhattan of The City of New York, provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of The City of New York. Each of the parties hereto agrees that mailing of process or other papers in connection with any such Action in such manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the parties hereto hereby (a) submits to the exclusive jurisdiction of any of the above-named courts for the purpose of any Action arising under the laws of the State of New York out of or relating to this letter brought by any party hereto and (b) irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Action with respect to this letter and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this letter and the rights and obligations arising hereunder (i) any claim that it is not personally subject to the jurisdiction of the aforesaid courts for any reason other than the failure to serve process in accordance with this Section 7, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the Action in such court is brought in an inconvenient forum, (B) the venue of such Action is improper or (C) this letter, or the subject matter hereof, may not be enforced in or by such courts.

8. Counterparts. This letter may be executed in counterparts and by facsimile or in ..pdf form, each of which, when so executed, shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

9. No Recourse. Notwithstanding anything that may be expressed or implied in this letter or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this letter, Parent covenants, agrees and acknowledges that no person (other than the Sponsor) has any obligation hereunder and that, notwithstanding that the Sponsor or its Affiliates may be partnerships or limited liability companies, Parent has no right of recovery under this letter, or any claim based on such obligations against, and no personal liability shall attach to, the former, current or future equity holders, controlling persons, directors, officers, employees, agents, Affiliates including, for the avoidance of doubt, members, managers or general or limited partners of the Sponsor, Merger Sub or Parent, or any former, current or future equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, Affiliate or agent of any of the foregoing (collectively, each of the foregoing but not including the Sponsor, Parent or their respective assignees themselves, a “Non-Recourse Party”), through Parent or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of the Company, or Parent against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable law, or otherwise.

10. Waiver of Jury Trial. Each party hereto hereby irrevocably and unconditionally waives to the fullest extent permitted by applicable law any right it may have to trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this letter or the transactions contemplated by this letter.

11. Entire Agreement. This letter, together with the Limited Guaranty, each of the Other Guaranties (as defined in the Limited Guaranty), the Confidentiality Agreement and the Merger Agreement, contains the entire understanding of the parties with respect to the subject matter hereof and supersedes all contemporaneous or prior agreements or understandings, both written and oral, between the parties with respect to the subject matter hereof.

12. Severability. Any term or provision of this letter which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this letter in any other jurisdiction. If any provision of this letter is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

13. Assignment. The rights, interests or obligations under this letter may not be assigned and/or delegated, in whole or in part, by any party or by operation of Law or otherwise without the prior written consent of the other party, except that, without the prior written consent of Parent or the Company, the rights, interests or obligations under this letter may be assigned and/or delegated, in whole or in part, by Sponsor to one or more of its Affiliates. Any attempted assignment in violation of this Section 13 shall be null and void.

[Remainder of page intentionally left blank]

Very truly yours,

MORGAN STANLEY PRIVATE EQUITY ASIA IV HOLDINGS LIMITED

By:	/s/ Samantha Jennifer Cooper
Name: Samantha Jennifer Cooper
Title: Alternate Director to Alan K. Jones

[Signature Page to Equity Commitment Letter]

Agreed to and acknowledged
as of the date first written above:

RAINBOW EDUCATION HOLDING LIMITED

By:	/s/ Samantha Jennifer Cooper
Name: Samantha Jennifer Cooper
Title: Director

[Signature Page to Equity Commitment Letter]